Exhibit 99.1

| 1 NASDAQ/TASE: PPBT December 2024 CORPORATE PRESENTATION

| 2 Forward - looking Statements and Safe Harbor Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 , CM 24 and IM 1240 ; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents obtained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the impact of the economic, public health, political and security situation in Israel, the U . S . and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2023 and in our other filings with the U . S . Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https : //www . sec . gov .

| 3 Corporate highlights Purple Biotech (NASDAQ/TASE: PPBT) As of September 30, 2024 • ADS Outstanding: 1.7 M • Cash Balance: $6.3 M • Additional $4.0 M raised Dec 24 Well positioned to advance next clinical milestones • Two First - in - Class clinical stage drugs • A preclinical tri - specific immuno - engagers platform • Lean & global operation • Cash runway into 1H26 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need

| 4 A pipeline dedicated to advancing oncology therapies Clinical Benefit Demonstrated for CM24 & NT219 Value Drivers Development Stage Indications Target Project Phase III Phase II Phase I Pre - Clinical □ Initiation of Phase 2b 2H25 Pancreatic Cancer (+ nivolumab+SoC ) CEACAM1 mAb CM24 □ Initiation of Phase 2 1H25 Solid tumors (monotherapy) STAT3xIRS1/2 Dual Inhibitor NT219 Head and Neck & Colorectal Cancer (+Cetuximab) Solid Tumors CD3x5T4xNKG2A Tri - specific Ab IM1240

Advancing First - in - Class Oncology Therapies CM24: an α - CEACAM1* mAb Significant opportunity in multiple large indications with unmet medical need Clinical POC achieved *Carcinoembryonic Antigen Cell Adhesion Molecule

CM24: POC of a potential CEACAM1-targeting therapy

Attractive new target	• CEACAM1 is **overexpressed** on certain **tumor cells and infiltrating immune cells** • CEACAM1 is a part of the **Neutrophil Extracellular Traps (NETs) structure**
Demonstrated mechanism of action	• CM24 increases **T cell and NK cells-mediated cytotoxicity** against tumors • CM24 **binds** to CEACAM1 on NETs and **inhibits NET-related activities** • CM24 shows benefits in combination with immuno-oncology treatments
PoC-Clinical efficacy	• **Favorable safety profile** in monotherapy and in combination with nivolumab • **Positive P2 efficacy** data • **Serum CEACAM1 and MPO** potential biomarkers demonstrated **clinically significant results** • Additional potential biomarkers identified such as **CEACAM1$^+$ tumor cells and CPS**
Sizable market potential	• **Large opportunities** to leverage the MoA in multiple indications (Lung, Colon, Breast, GI etc.) • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), most common form of pancreatic cancer

PURPLE BIOTECH

| 6

| 7 CD CM24 MOA (#1) Immune modulation Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911 - 22, 2020. ; Gerstel, D. et al. CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275 – 4288 (2011) , * Beauchemin N, Cancer Metastasis Rev 32, 643 - 671 (2013) Tumor CD 8 +T & NK Cells CEACAM1 CEACAM1 CEACAM1 CEACAM5 Unmasking the tumor to immune attack CM24 Anti tumor immune response activation PDAC tumor cells Normal 80µ m 80µ m 80µ m 80µ m CEACAM1 expression on tumor and tumor - infiltrating immune cells in PDAC CEACAM1 scoring in PDAC TMA vs normal tissues Representative examples of CEACAM 1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues CEACAM1 + CD8 + CD CEACAM1 + NK cells Immune cells CEACAM1 has a very high incidence in several major indications (Lung, Gastric, Bladder, Colon, Pancreas and others)

CM24 MOA (#2)
Blocks NET oncogenic potential through CEACAM1 blockage

- **Neutrophil extracellular traps (NETs)** are web-like structures involved in:
  - Tumor immune evasion (1, 3)
  - Tumor progression (1, 2, 6)
  - Metastasis (2, 3, 5, 6)
  - Cancer-associated thrombosis (4)
- CEACAM1 is a part of the NET structure
- NETs are present in various types of cancers (pancreatic, breast, GI, etc.)



IL-8, IL-1β, HMGB1,……
① NETs in the primary tumor
Tumor-derived exosomes
Hypoxia
CM24
CCAM1
MMP9
NE
② NETs in local invasion
⑤ NETs in the extravasation step in distant organs
NE
NE
CM24
CCAM1
③ NETs in the circulation system
CM24
Activated platelets
④ NETs promote tumor-associated thrombosis
Sustained inflammation
NE
MMP9
Remodeled laminin
⑥ NETs activate dormant cancer cells
Cancer cell
Dormant cancer cell
Neutrophil
Endothelial cell
Activated endothelial cell
NETs
Platelet
Activated platelet
ECM
CEACAM1
CM24

CM24 binds to CEACAM1 on NETs, inhibiting NET-related activities

| 8

(adapted from 'Chen, Q et al. Cancers 2021, 13, 2832'); *Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; NETs Primed intercellular communication in cancer progression as a promising therapeutic target [Shang et al. Biomarker Research (2023) 11:24]*

CM24 MOA (#2 cont.)
Blocks NET oncogenic potential thru CEACAM1 blockage

CM24 binds to CEACAM1 on NETs



MPO (green) DAPI (blue), CM24 (red)

CM24 (red)

CM24 Inhibits NET-Induced migration of CEACAM1 expressing cancer cells



70%
ns
*
AUC0-24 (migrating cancer cells/time)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
No treat
No treat
Isotype
CM24
No NETs
with NETs
Melanoma cell line

CM24-Nivo treatment significantly reduced the enhanced NET levels in patient's serum



C1D1 PRE-DOSE
C1D1 EOI
C1D1 EOI 1.5HR
C1D15 PRE-DOSE
C1D15 EOI
Level of MPO in patient serum (% of Pre-treatment)
-31%
-42%
-40%
-51%
p = 0.034
p = 0.037

C1D1 = Cycle 1 Day 1; EOI = End of CM24 Infusion; C1D15 = Cycle 1 Day 15

- CM24 binds to CEACAM1 on NETs , inhibits NET-induced cancer cell migration, and reduces NET levels in patients' sera
- **MPO (myeloperoxidase)** is a NET marker, an integral part of the NET structure
- In the randomized P2, NET-related MPO was found as a potential predictive biomarker for CM24-based treatment

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| 10 CM 24 opportunity in PDAC • Pancreatic Cancer accounts for ~ 60 K new cases/year in the US alone; with a 5 - year relative survival rate of 12 . The 5 - year overall survival rate with chemotherapy in 2 nd line patients is 3% 4 • Two main interchangeable regimens are used worldwide in 2 nd line with limited benefit, OS ranging from 6 to 8 months 5,6 • CEACAM 1 expression correlates with poor prognosis in Pancreatic cancer 7 • Clinical and preclinical data support synergy of CM 24 with currently marketed IO therapies Significant opportunity in multiple large indications with unmet medical need • CEACAM1 is upregulated in different cancer indications: >90% in Colon and Bladder and >70% in Lung, Gastric, breast, and other 1 • Elevated levels of neutrophil extracellular traps (NETs) have been observed in various cancers such as Lung, Breast, gastrointestinal cancers, and others 2,3 • Strong scientific rationale and supporting clinical data 1.Beauchemin N, Cancer Metastasis Rev 32, 643 - 671 (2013) . 2. https://doi.org/10.3389/fimmu.2020.01749 . 3 doi:10.3748/wjg.v27.i33.5474 . 4. https://seer.cancer.gov/statfacts/html/pancreas.html 7. De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. 5. Systematic review and meta - analysis of gemcitabine - based chemotherapy after FOLFIRINOX in advanced pancreatic cancer. Therapeutic Advances in Medical Oncology. 2020;12. doi:10.1177/1758835920905408 6. Wang - Gillam A, Hubner RA, Siveke JT, et al. NAPOLI - 1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long - term survivors. Eur J Cancer. 2019;108:78 - 87. doi:10.1016/j.ejca.2018.12.007 . 7. Calinescu et al, Journal of Immunology Research 2018: 7169081; Carcinoembryonic antigen - related cell adhesion molecules (CEACAM) 1, 5 and 6 as biomarkers in pancreatic cancer, DOI:10.1371/journal.pone.0113023

Phase 2 Combination Study Design (NCT04731467)

A study of CM24 in combination with nivolumab* plus chemotherapy in patients with PDAC in the 2nd line

18 centers in the **US, Spain & Israel**

Each cohort was a separate study

Patients were randomized after assignment to chemo regimen

A substantial rate of early discontinuation in the control arm of the gemcitabine/Abraxane regimen created an imbalance between the two arms, leading to informative censoring. Consequently, the efficacy analysis of this regimen was deemed biased and uninterpretable.

Measurement of biomarkers:

CEACAM1,

NET marker (Myeloperoxidase-MPO),

PDL1

Primary endpoint :

OS

Secondary endpoints:

OS rate @ 6 & 12 months, PFS, PFS rate @ 3 & 6 months, ORR

PDAC patients progressing on or after 1st line standard of care chemotherapy

Randomized n=63

1:1

Nal-IRI/5FU/LV based regimen

Experimental arm
CM24 + nivolumab & Nal-IRI/5FU/LV
n=16

Control arm
Nal-IRI/5FU/LV
n=15

1:1

gemcitabine/nab-paclitaxel based regimen

Experimental arm
CM24 + nivolumab & gem/nab-paclitaxel
n=16

Control arm
gem/nab-paclitaxel
n=16

*Clinical collaboration and supply agreement with: Bristol Myers Squibb

PURPLE

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| 12 Nal - IRI/5FU/LV Control (n=15) Experimental (n=16) Characteristic 68.0 66.0 Age (median) 8 (53.3) 10 (62.5) Male (n, %) 7 (46.7) 6 (37.5) Female (n, %) 14 (93.3) 15 (93.8) Race/ white (n, %) 23.1 23.4 BMI (median) 3 (20.0) 5 (31.3) ECOG (n, %) 0 12 (80.0) 11 (68.8) 1 ϭϳ͘ϲ ͘ ϭϳ 8 Time from initial diagnosis (median, m) 1.0 1.0 Time from most recent disease progression (median, m) 33.3 6.3 BOR CR/PR to prior line (%) 26.7 37.5 BOR SD to prior line (%) 60.0 43.8 BOR CR/PR/SD to prior line (%) 14 (93.3) 14 (87.5) Tumor M1 stage at study entry: N (%) 1 (6.7) 0 (0.0) Pancreaticoduodenectomy Phase 2 final analysis Intent to Treat (ITT) Population demographics and patient characteristics

| 13 Nal - IRI/5FU/LV Grade ≥3 TEAE Control (n=15) N (%) Experimental (n=16) N (%) 0 (0.0) 2 (12.5) Neutropenia 1 (6.7) 4 (25.0) Diarrhea 0 (0.0) 2 (12.5) Fatigue 0 (0.0) 0 (0.0) Anaemia 0 (0.0) 1 (6.3) Nausea 0 (0.0) 1 (6.3) Vomiting 0 (0.0) 0 (0.0) Thrombocytopenia 0 (0.0) 0 (0.0) White blood cell count decreased Phase 2 final analysis Safety Population the most frequent related Grade ≥ 3 TEAEs The CM24+nivolumab+Nal/IRI/5FU/LV regimen was well tolerated

| 14 Phase 2 final analysis CM24+nivolumab+Nal - IRI/5FU/LV sub - study Progression Free Survival Overall Survival » 19 % reduction in risk of death (HR=0. 81 ) and 2 5 % reduction in the risk of progression or death (HR=0.7 5 ) » Prolongation of 2. 3 months in median overall survival and 1.9 months in median progression - free survival Median PFS: Experimental: 3.91 (95% CI: 1.84, 5.13) Control: 1.97 (95% CI: 0.95, 3.78) HR: 0.75 (95% CI: 0.35, 1.61) Median OS: Experimental: 7.92 (95% CI: 4.14, 8.02) Control: 5.55 (95% CI: 3.45, 7.56) HR: 0.81 (95% CI: 0.38, 1.71)

| 15 Phase 2 final analysis CM24+nivolumab+Nal - IRI/5FU/LV sub - study » Higher objective response rate (ORR) (25% vs 6.7%) » Higher disease control rate (DCR) (62.5% vs 46.7%) » Consistent and continuous decrease in CA19 - 9 was observed Median CA 19 - 9 levels % change in tumor size

| 16 Phase 2 final analysis - Efficacy summary CM24+nivolumab+Nal - IRI/5FU/LV sub - study Concordant and consistent improvement in the primary and all secondary efficacy endpoints Nal - IRI/5FU/LV Parameter Control Experimental 5.55 (3.45, 7.56) 7.92 (4.14, 8.02) OS (median, m; 95% CI) 0.81 (0.38,1.71) OS HR (95% CI) 46.7 53.6 6m OS rate (%) 1.97 (0.95, 3.78) 3.91 (1.84, 5.13) PFS (median, m; 95% CI) 0.75 (0.35, 1.61) PFS HR (95% CI) 46.7 66.7 3m PFS rate (%) 13.3 26.7 6m PFS rate (%) 6.7 25.0 ORR (%) 46.7 62.5 DCR (%)

| 17 Phase 2 final biomarker analysis data Results for p re - treatment serum CEACAM1 level Statistically significant results in patients with pre - treatment serum CEACAM1 level between 6K to 15K : » 79 % reduction in the risk of death ( HR = 0. 21 ) and > 90 % reduction in the risk of progression or death ( HR < 0.1 ) » Prolongation of 5 .1 months in median overall survival and 2 .9 months in median progression - free survival HR < 0.1 Median = 4.7 vs 1.8 =2.9 months P = 0.003 Progression free survival Overall Survival Overall Survival (%) PFS (%) EXP CONT EXP CONT OS (%) HR = 0.21 Median = 9 vs 3.9 =5.1 months P = 0.04 Pre - treatment serum CEACAM1 level is a potential serum biomarker for CM24 - based therapy

| 18 Phase 2 final biomarker analysis Results for pre - treatment serum CEACAM1 or NET marker MPO levels Statistically significant results in patients with defined pre - treatment serum CEACAM1 or MPO levels in 80% of patients in the study : » 61 % reduction in risk of death ( HR = 0. 39 ) and 72 % reduction in the risk of progression or death ( HR =0.28 ) » Prolongation of 2 . 4 months in median overall survival and 2.2 months in median progression - free survival 6K < sCCAM1 < 15K pg /mL or 200 < MPO < 600 ng/mL PFS (%) EXP CONT 6K < sCCAM1 < 15K pg /mL or 200 < MPO < 600 ng/mL Overall Survival (%) HR = 0.39 (0.16 - 0.98) Median = 7.9 vs 5.5 =2.4 P = 0.039 EXP CONT HR = 0.28 (0.11 - 0.73) Median = 4.1 vs 1.9 =2.2 P = 0.006 Progression Free Survival Overall Survival Pre - dose serum CEACAM1 or NET marker MPO levels are potential serum biomarkers for CM24 - based therapy

| 19 Overall Survival (%) HR = 0.1 (0.01 - 0.89) Median = 7.9m vs 3.9m = 4m P = 0.013 Statistically significant results for patients with High CEACAM1 (H - score>1 00 ) and Low PDL1 ( CPS ≤ 1 ) expression in tumors : » 90 % reduction in risk of death ( HR = 0. 1 ) and 81 % reduction in the risk of progression or death ( HR = 0.19 ) » Prolongation of 4 months in median overall survival and 2 months in median progression - free survival Phase 2 final biomarker analysis data Results for CEACAM1 and PDL1 levels in tumors EXP CONT HR = 0.19 (0.04 - 1.02) Median = 3.9m vs 1.9m = 2m P = 0.033 PFS (%) EXP CONT Progression Free Survival Overall Survival CEACAM1 & PDL1 as predictive biomarkers for CM24 - based therapy, and an opportunity to treat patients currently not eligible for PD1 inhibitors

Advancing First - in - Class Oncology Therapies NT219: A Small Molecule Dual Inhibitor of IRS 1/2 and STAT3 Lead indication: Recurrent/Metastatic Head & Neck Cancer (SCCHN)

NT219, a new solution to improve treatment outcome for cancer patients

Innovative MOA	• NT219 is a **First-in-Class**, small molecule dual inhibitor of **IRS1/2 and STAT3** • **Covalently** binds to IRS1/2 and leads to their **degradation** • Affects both the **tumor and the TME** • Suppresses **cancer stem cells**
Robust preclinical package	• **Outstanding efficacy** in various PDX models in monotherapy and in combination • Uniquely positioned to **tackle resistance** to cancer treatment such as **EGFRi, MAPKi and ICI**
Clinical Stage	• **No DLTs** in monotherapy or in combination • **Early clinical activity demonstrated** • **RP2D determined at 100 mg/kg, Phase 1 concluded. Phase 2 initiation 1H25**
Broad Market Potential	• Opportunity to **establish a Standard of Care** in 2L r/m SCCHN patients • **Multiple market upsides** in combination with major cancer treatments • **NT219 is the only IRS inhibitor available** for clinical investigations

PURPLE

| 21

NT219 blocks 2 critical signalling pathways at once

IRS1/2

- Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti-apoptotic signals from IGF1R, IR, IL4R and other oncogenes, overexpressed in multiple tumors
- Regulates major survival pathways such as the PI3K/AKT, MEK/ERK and WNT/β-catenin
- Activated as a feedback response to anti-cancer therapies
- IRS plays an important role in promoting a tumor-protective microenvironment, by mediating upregulation of TAMs and CAFs



IGF1R
IR
EGFR
FGFR
ILR
IRS1/2
NT219
STAT3
Cancer cell survival and differentiation
Anti-apoptotic signal
Cell proliferation, angiogenesis
metastasis, EMT and immune evasion

STAT3

- Well-established transcription factor associated with the tumorigenic phenotype
- STAT3 is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis and metastasis
- STAT3 pathway is required for TGFβ-induced EMT and cancer cell migration and invasion
- STAT3 is a critical player in tumor immune evasion, suppressing immune stimulators and enhancing immunosuppressive factors

Hadas Reuveni et al. Cancer Res 2013;73:4383-4394; Machado-Neto et al. Clinics 2018; 73,suppl 1 e566s; Naokazu Ibuki, Mazyar Ghaffari, Hadas Reuveni et al. Mol Cancer Ther. 2014; 13(12): 2827-2839; Rampias et al. Oncogene 2016; 35(20):2562-4; Flashner-Abramson, Reuveni Hadas, Levitzki Alexander et al. Oncogene 2016,35(20):2675-80; [6]Sanchez-Lopez et al. Oncogene 2016;35(20):2634-44. Zhao C et al. Trends Pharmacol Sci. 2016,37(1):47-6; Johnson, Daniel E et al. Nature reviews. Clinical oncology 2018; 15(4): 234-248. Zi Ying et al. J Cell Biochem. 2018;119:9419-9432.

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| 23 NT219 restores sensitivity to EGFRi in PDX models Lung Cancer Non - small cell lung cancer (NSCLC) Exon 19 deletion EGFR and T790M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib Head & Neck Cancer Recurrent/metastatic squamous cell carcinoma of the head and neck ( R/ M SCCHN) metastasis, patient progressed on chemoradiation, several chemotherapies and pembrolizumab Treatments on days 0, 3 and 10, cetuximab - 1mg/mouse, 3 mice/group; PBMCs (1.4M cells/mouse) were injected on day 6 Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 0 500 1,000 1,500 2,000 Control NT219 Osimertinib Osimertinib+NT219 Tumor Volume (mm 3 ) Tumor Volume (mm 3 ) ** p< 0.01 , * p< 0.02 based on one - way ANOVA with post hoc Tukey ’ s HSD test * ** * Control NT 219 Cetuximab Cetuximab+NT 219

| 24 NT219 re - sensitizes PD1 - refractory model 6 8 10 12 14 16 18 20 22 0 500 1000 1500 2000 Control α-PD-1 NT219 NT219+α-PD-1 Days post tumor challenge T u m o r v o l u m e ( m m 3 ) Days following tumor challenge PD 1 - resistant melanoma cells (FACS analysis) PDL1 expression (MFI) NT219 ( M) treatment in culture 0 1 10 NT 219 + PD 1 reverse resistant tumors NT 219 induces PDL 1 expression (n=10) (n=10) (n= 10 ) (n=10) * Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center ; presented at AACR 2023

NT219 combination with αPD1 achieves a profound reprograming of the TME

NT219+αPD1 leads to a significant increase in cytotoxic effector cells (T & NK cells)

NT219+αPD1 leads to a significant reduction in myeloid derived suppressor cells (MDSC)



Activated cytotoxic T cells (% CD8+GZMB+)
Activated NK cells (% NK1.1+GZMB+)
% Mo-MDSC (out of CD45+)
% Gr-MDSC (out of CD45+)
****
Control (vehicle + IgG2α)
alpha-PD-1
CTLA-4
NT219
NT219+PD-1

NT219 and αPD1 combination converted immuno-suppressive TME to immuno-reactive

** Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center, presented at AACR 2023*

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First Market Opportunity

Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN)

Targeting the unmet medical need

- SCCHN is the 6th most common cancer type ; 175k new cases/year are expected by 2024
- 1L standard of care has shifted from chemotherapy towards immuno-oncology + chemotherapy
- < 20% of R/M SCCHN patients respond to Pembrolizumab
- Market size forecasted to >$5b in 2030

Rationale for combining Cetuximab + NT219

- EGFR and PD(L)-1 are the only clinically validated targets in SCCHN
- < 15% of R/M SCCHN patients respond to Cetuximab
- Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors
- STAT3 and IRS-to-AKT activation contributes to resistance to cetuximab in SCCHN


1L
60K pts
α-PD-1 +
Chemo
2L
40K pts
Cetuximab
+
NT219

NT219 + Cetuximab has potential to become SOC as 2nd line therapy r/m SCCHN

Global Data 2018: Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current estimates of patient numbers based on external research,8 major global territories

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| 27 Phase 1 dose escalation in combination with cetuximab: Well tolerated, target exposure reached, patient’s responses observed • No DLTs reported, NT 219 was well tolerated as monotherapy and in combination with cetuximab • Dose - proportional increase in AUC and Cmax values • Human Equivalent Dose exposure was reached at 50 mg/kg • Target engagement demonstrated in patients ’ biopsies • RP 2 D determined at 100 mg/kg (*) Exposure & Cmax obtained at the effective dose in mice was observed at the ≥50mg/kg dose in human IRS 2 in the biopsy tumor cells Activated STAT 3 in the TME Nuclear pSTAT3 H - Score H - Score Nuclear pSTAT3 H - Score Membranal IRS 2 H - Score SCCHN patient NT219+cetuximab

| 28 Efficacy overview of m onotherapy arm : • 20 evaluable patients (all doses): 2 PR (confirmed - GEJ, unconfirmed - PDAC), 5 SD Efficacy overview of combination arm in SCCHN patients * : • 15 evaluable patients (all doses 6 , 12 , 24 , 50 , 100 mg/kg ) • Median follow - up of 9.4 months ( 95 % CI: 3.4 - 10.0 ) • Out of 7 treated with 50 & 100 mg/kg: • 2 confirmed PR • 3 SD • ORR: 29%, DCR: 71 % Phase 1 Dose Escalation (cont.): Anti - tumor activity at target exposure level, 2 confirmed responses in SCCHN patients Numbers under horizontal line designate NT219 dose in mg/kg; P = HPV positive; N = HPV negative * Interim data analysis, cut - off date Jan 25 , 2024 Best % change from baseline In preparation of a phase 2 study of NT219 in combination with cetuximab w/wo chemotherapy in 2L R/M SCCHN

| 29 Activated IGF 1 R and STAT 3 as potential predictive biomarkers Biomarker analysis at the 50mg/kg dose of NT219 with cetuximab: • Significant differences in the activated pIGF1R and pSTAT3 were revealed in the 2 responders (PR) compared to the 2 non - responders (PD)

Advancing First - in - Class Oncology Therapies CAPTN - 3: Conditionally - Activated Tri - Specific Antibody Platform Lead candidate: IM1240 ( CD3x5T4xNKG2A)

A Novel Mechanism of Action Tri-Specific Antibody

- **Multi-specific biologics is an expanding class** of drugs getting a lot of interest in the industry
- After initial success in hemato-oncology, **new formats are being investigated in solid tumors**

- Technology displays **several distinctive features:**
  - **Dual engagement of T cells and NK cells** to mount an optimal anti-tumoral immune response
  - A tumor-restricted activation through a **cleavable capping system** designed to provide a wide therapeutic index
  - Carefully selected Tumor Associated Antigens allowing **patient-centric development**


Masked pre-form
aCD3 masking moiety
T-cell-binder a-CD3 Abs
a-NK binder Abs
Cancer binder a-TAA Abs


Activated in TME
Protease cleavage
Cancer microenvironment


Engagement
T cell
NK cell
Tumor cell

Removal of T cell engager's masking by proteases of the tumor microenvironment

T and NK Cell activation restricted to selected tumors

PURPLE

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CAPTN-3 Platform Technology Advantages

CAP / cleavage site:
- **Safety:** Activation only in the TME
- **Efficacy:** better PK

αNK cell arm:
- **NK cell engager**
- **Checkpoint inhibitor**

Enhancement of immune response


HSA
Cleavage site
Cap
anti-hCD3ε
anti-NK
anti-TAA

Human Serum Albumin (HSA)
- Improved stability in blood circulation

αCD3 arm:
- **T cell engager**
- **T cell activation**

Efficient anti-tumor effect

αTAA arm:
- **Tumor Associated Antigen**

Targeted activation against tumor cells

All in one:
- Proximity – increased local concentration
- Synergistic effect
- Molecule size similar to mAb (~170 kDa)

PURPLE

32

| 33 Unleashing both innate and adaptive immune systems

| 34 5 38 49 94 0 20 40 60 80 100 Control IM1242 IM1340 IM1240 cResponse Score CD 3 x 5 T 4 x NKG 2 A (cleavable cap) IM 1240 5 T 4 xNKG 2 A (non - cleavable) capped CD 3 ) 5 T 4 xCD 3 (cleavable cap; mutated NKG 2 A) • Synergistic effect of the CD 3 and NKG 2 A arms in suppressing 5 T 4 + NCSLC Patient - Derived E xplant (PDE)* at 10 nM concentration * Ex vivo patient - derived tumor explants (PDE) involve the culture of resected tumor fragments that retain the TME native archit ecture and immune cell array, tumor heterogeneity and the proliferative capacity (Golan 2023, Powley 2020). Fresh NSCLC patient - derived biopsy was cultured as 250um slices, treated for 96hr, fixed, and H&E slides were blindly scored for response based on cell viability and damage to the cancerous tissue according to pathological criteria. A scale of 0 – 100 was created with a score of 0 representing completely viable cancer tissue and a score of 100 representing no viable cancer cells. The analysis included functional (cell death) score of response (cResponse) using propri eta ry artificial intelligence (AI) algorithm (Curesponse). • Tribody induces cytotoxicity at pM EC 50 against NSCLC A 549 cells • Up to 20 - fold more potent than the bi - specific CD 3 x 5 T 4 • Cell killing validated on multiple 5 T 4 + cell lines (MDA - MB - 231 , HCT 116 , NCI - H 226 ) CD3x5T4xNKG2A CD 3 x 5 T 4 Increased cytotoxicity with tribody format EC 50 tribody: 0.003 nM EC 50 bispecific: 0.066 nM POC: NKG 2 A arm contributes substantially to tumor cell killing and synergizes with the CD 3 Arm

| 35 Cleavable capping leads to improved in vivo efficacy • Sustained tumor regressions in TNBC xenograft model (MDA - MB - 231 ) in CD 34 engrafted humanized mice • T he Pro - Tribody , Capped - CD 3 x 5 T 4 xNKG 2 A, performed better than the uncapped variant • PK analysis in normal mice showed 3 - fold higher exposure of the capped tribody compared to the non - capped • No change in body weight * Study conditions: dose regimen - 0.2 mg/kg capped, equimolar 0.1 mg/kg non capped, daily IP administration 0 3 6 10 13 17 20 24 27 31 0 200 400 600 Study Day T u m o r V o l u m e ( m m 3 ) control Non - cleavable cap Non cap Cleavable cap

| 36 Improved safety profile: Cytokine release is 5 T 4 - dependent and suppressed by the cap • The capped variant vs the non capped, showed a decreased IFN release > 150 - fold (Safety factor #1). • In the absence of 5T4 - expressing cancer cells the non - capped variant showed a decreased IFN release ~50 - fold (Safety factor #2).

| 37 5 T 4 : a Novel Target in Oncology 5T4 is highly expressed on certain tumors and correlates with poor prognosis Am J Cancer Res 2018 ; 8 (4): 610 - 623 www.ajcr.us /ISSN: 2156 - 6976 /ajcr 0074519 5 T 4 is a Tumor Associated Antigen prevalent to several large indications Opportunity of patient stratification strategy ( 5 T 4 + )

| 38 Corporate highlights Purple Biotech (NASDAQ/TASE: PPBT) As of September 30 , 2024 • ADS Outstanding: 1.7 M • Cash Balance: $ 6.3 M • Additional $ 4.0 M raised Dec 24 Well positioned to advance next clinical milestones • Two First - in - Class clinical stage drugs • A preclinical tri - specific immuno - engagers platform • Lean & global operation • Cash runway into 1 H 26 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need

| 39 Contact Us: ir@purple - biotech.com THANK YOU

Appendix A | CM 24

CEACAM1 Plays a Key Role in Cancer Biology

01 | ADHESION

Horst, 2011

Oncogene

"CEACAM1 creates a pro-angiogenic tumor microenvironment that ***supports tumor vessel maturation****"*

Ferri, 2020

The Journal of Immunology

"Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to ***prevent metastatic progression*** *of colon carcinoma"*

02 | IMMUNE CELLS/ IMMUNE EXCLUSION

Tsuzuki, 2020

Journal of Cancer Science and Research

*"****Immune-checkpoint molecules*** *on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers"*

Tsang, 2020

Cancer Biotherapy & Radiopharmaceuticals

"[Blockade] ***enhances natural killer cell cytotoxicity*** *against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway"*

03 | IMMUNO-ONCOLOGY

Blumberg, 2015

nature

"CEACAM1 ***regulates TIM-3****-mediated tolerance and exhaustion"*

Shively, 2013

Experimental Cell Research

"CEACAM1 ***regulates Fas-mediated apoptosis*** *in Jurkat T-cells via its interaction with β-catenin"*

PURPLE

| 41

| 42 CM 24 Reduces Tumor Burden & Synergetic with α - PD - 1 Xenograft, lung lesion melanoma model (Mel 526 , IV), 7 mice/group (NOD/SCID), 4 TIL injections IV, every 10 days, Ab Dose: 10 mg/kg, Ab Regimen: twice a week, study duration 70 days (last treatment day – 44 ), tumor burden was monitored 26 days post last CM 24 treatment Significant benefits as both single agent and in combination with α - PD - 1

| 43 Phase 1 Dose Escalation Interim Results CM24 is Safe and Well Tolerated in Combi na tion with Nivolumab Grade Total AE Term 4/5 3 2 1 1 4 5 Diarrhea 3 1 4 Abdominal pain 2 2 4 Fever 1 3 4 Headache 4 4 Fatigue 2 1 3 Nausea 1 2 3 Creatinine increased 2 2 Hypokalemia 1 1 2 Dyspnea 2 2 Constipation 2 2 Cough 1 1 Abdominal pain aggravated 1 1 Alkaline phosphatase increase 1 1 Atrial flutter 1 1 C - Diff Colitis 1 1 GI bleed 1 1 Leukocytosis 1 1 Small bowel obstruction Study Design • As of March 8 th , 2022, a total of 13 patients were enrolled and 11 patients were evaluable for DLT determination (8 PDAC, 2 CRC and 1 PTC). • 9 patients had received 2 prior regimens for metastatic disease, 2 patients had one previous line. Phase 1 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design, n=12 Indications: Pancreatic, CRC, Papillary Thyroid Carcinoma Phase 2 Expansion cohorts Safety • No DLTs were observed across all dose levels; no Grade 4 AEs or treatment - related deaths have been reported. • Grade 3 AEs were noted in 6/13 patients (46%).

CM24 Phase 1 Combination Study (NCT04731467)
Demographics

In the Phase 1 part, patients with indicated refractory cancers were administered CM24 at 10, 15, and 20mg/kg q2w and nivolumab 480mg q4w.

- The primary objective of this part was to evaluate safety, tolerability, pharmacokinetics and determine the RP2D
- Safety was assessed according to CTCAE v5 and preliminary anti-tumor activity was assessed by the investigators according to RECISTv1.1 using CT/MRI
- CM24 and CEACAM1 measurements in serum, biopsy specimens, and TILs, as well as tumor and TILs PD-L1 levels are being determined

As of March 8th, 2022, a total of 13 patients were enrolled and 11 patients were evaluable for dose-limiting toxicity (DLT) determination (8 PDAC, 2 CRC and 1 PTC)

- 9 patients had received 2 prior regimens for metastatic disease and 2 patients had one previous line.

Demographics of patients treated with CM24 (10, 15, 20mg/kg) in combination with nivolumab (480mg)

Median age, years (range)	65 (49-76)	Prior Lines of Therapy, n (%)	
Sex, n (%)		1	2 (18%)
Male	5 (45%)	2	9 (82%)
Female	6 (55%)	Diagnosis , n (%)	
Ethnicity, n (%)		Pancreatic cancer	8 (73%)
Not Hispanic or Latino	10 (91%)	Papillary Thyroid cancer	1 (9%)
Hispanic or Latino	1 (9%)	Colorectal cancer	2 (18%)
Race, n (%)		Median Time from Initial Diagnosis months (range)	23 (11-73)
White	10 (91%)	ECOG, n (%)	
Black or African American	1 (9%)	0	7 (64%)
		1	4 (36%)

PURPLE

| 44

Confirmed Partial Response in a 3L PDAC Patient

Patient Profile

- 65 y/o female, pancreatic cancer
- 2 prior lines of treatments: FOLFIRINOX and gemcitabine/nab-paclitaxel
- Post Whipple Procedure
- Patient had a germline NF1 VUS, with MSI-S and PDL-1 IHC 2+ and 5% staining
- Confirmed Partial Response: after initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para-tracheal adenopathy and liver lesions and 58% reduction in CA19-9 levels
- Under treatment for 6 months, still under monitoring.


Baseline Scan
8 weeks scan
Liver Lesion
Para-tracheal adenopathy


CA-19-9 Levels
655
681
283
SCREENING
FIRST VISIT - PREDOSE
2 MONTH VISIT - PREDOSE

| 45

| 46 CM24 Phase 1 Dose Escalation Results E ncouraging data in 2L/3L Pancreatic Ductal Adenocarcinoma (PDAC) patients Study Results 14 patients were evaluable for efficacy: • Best overall response included 1 Partial Response (PR) (PDAC) and 4 Stable Disease (SD) (3 PDAC and 1 papillary thyroid cancer (PTC)) • Pharmacokinetic analysis of CM24 shows exposure is dose - proportional across the 3 doses in this study • Well tolerated with no Dose Limiting Toxicities (DLTs) and no grade ≥ 4 Adverse Events (AEs) • Median Overall Survival 4.5 months (95% CI 2.0 - 11.1) for 11 PDAC patients PR SD SD SD SD

Appendix B | NT219

| 48 Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 ; Ibuki et al. Mol Cancer Ther 2014 Ser - phosphorylation 2 Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS1/2 to the receptor CANCER CELL SURVIVAL CANCER CELL APOPTOSIS The proteasome degrades IRS1/2 IGF 1 IGF 1 R IRS AKT PI 3 K IGF 1 IGF 1 R IRS NT AKT IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R AKT

| 49 NT 219 Re - sensitizes Tumors Refractory to α - PD 1 PDX Model Humanized PDX of GastroEsophageal Junction (GEJ) Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda®) 0 200 400 600 800 1000 1200 0 5 10 15 20 Tumor volume (mm 3 ) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs ( 2.1 M/mouse) * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV

Novel MOA
Signal Transducer and Activator of Transcription 3 (STAT3) Inhibition

- Point of convergence for numerous oncogenic signaling pathways
- Central in regulating the anti-tumor immune response
- Broadly hyperactivated both in cancer and non-cancerous cells within the tumor ecosystem and plays important roles in inhibiting the expression of crucial immune activation regulators and promoting the production of immunosuppressive factors
- Targeting the STAT3 signaling pathway has emerged as a promising therapeutic strategy for numerous cancers

NT219 demonstrates a durable and dose-dependent suppression of STAT3 tyrosine phosphorylation, affecting both the tumor cells and the tumor microenvironment.



Expansion
Differentiation
T cell suppression
CTLA-4 expression
Treg cell
Proliferation
Survival
Migration
Collagen deposition
Fibroblast
M2-like polarization
PD-L1 and PD-L2 expression
Macrophage
STAT3-P
Proliferation
Survival
Development
CTLA-4 expression
B cell
Chemotaxis
Cytolytic activity
Cytokine production
Neutrophil
Maturation
Activation
Antigen presentation
Dendritic cell
NK cell
Cytolytic activity
Target cell recognition
CD8+ T cell
Proliferation
Activation
Chemotaxis
Cytolytic capacity
IL-6, IL-10, VEGF, etc
Phosphorylated STAT3
Tumor cell
Proliferation
Survival
Metastasis
Angiogenesis
Immunosuppression

| 50

Zou, S., Tong, Q., Liu, B. et al. Targeting STAT3 in Cancer Immunotherapy. Mol Cancer 19, 145 (2020). https://doi.org/10.1186/s12943-020-01258-7

| 51 Simultaneous Blockade of STAT 3 and AKT Pathways are Required to Overcome Resistance to EGFRi Overcoming drug resistance NT 219 NT 219 STAT 3 IRS EGFR EGFRi MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Erlotinib+Ruxolitinib (n= 6 ) Erlotinib+Buparlisib (n= 6 ) Control (n= 6 ) Erlotinib (n= 8 ) Erlotinib+NT 219 (n= 6 ) Erlotinib+Ruxolitinib+Buparlisib (n= 8 ) STAT 3 IRS EGFR MEK Tumor Regression ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib NT 219 NT 219 JAK By blocking both STAT 3 and IRS resistance pathways, NT 219 re - sensitizes tumors to anti - cancer therapies

| 52 Selected Publications Michael Karin Alexander Levitzki Menashe Bar - Eli Michael Cox

| 53 AACR Annual Meeting, April 2021 , AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020 , Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center Colon cancer LS - 513 cells overexpressing IRS 2 demonstrate enhanced - catenin activity. Targeted inhibition of IRS 2 by NT 219 or IRS 2 - shRNA, suppresses the increased - catenin activity, overcomes chemo - resistance, and inhibits LS - 513 cell viability and tumor growth in intracranial model. IRS 2 NT 219 downregulates IRS 2 and suppresses the - catenin activity Silencing IRS 2 inhibits - catenin activity NT 219 inhibits the IRS to β - Catenin pathway and synergizes with 5 FU to suppress CRC tumor growth in mouse brain In Vitro LS 513 sh - NS LS 513 sh - IRS 2 DAPI β - catenin IRS 2 Merge 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m In Vivo Chemo - resistance Immune evasion Brain Metastasis Tumor Growth epithelial - mesenchymal transition (EMT) C. A. B. D. IRS - Cat IRS

| 54 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) NT 219 | Pancreatic Cancer in Combination with Gemcitabine Highly effective anti cancer activity exhibited by NT 219 in combination with Gemcitabine

| 55 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ®) RNA Sequencing | Analysis of Tumors Following Treatment Reduced expression of IRS 1 , Ki 67 , FOXM 1 & TGFb is exhibited by pancreatic cancer treated with NT 219 alone and in combination with gemcitabine

| 56 NT 219 suppresses cancer stem cell (CSC) - mediated resistance to KRAS G 12 C inhibitors and synergizes with sotorasib to combat NSCLC Control NT 219 Sotorasib Sotorasib +NT 219 Effect on CSC viability 5 4 3 2 1 cell viability (luminescencex 10 4 ) 3 D growth (H 358 NSCLC Spheroids) 2 D growth 3 D growth (H 358 NSCLC Spheroids) D 5 W control Effect on cancer stemness markers NT 219 +sotorasib leads to disaggregation of established NSCLC spheroids Presented at AACR Annual Meeting 2024 Enrichment of CSC population in established spheroid is suppressed by NT 219

| 57 NT 219 overcomes resistance to KRAS G 12 D inhibitors and synergizes with MRTX 1133 to combat pancreatic cancer B C D A NT 219 Control MRTX 1133 NT 219 +MRTX 1133 IC 50 : 0.3 µM IC 50 : 2.3 M AsPC 1 AsPC 1 MRTX 1133 - R Collaboration n with Dr. Azmi, Karmanos . Presented at AACR Annual Meeting 2024 Higher sensitivity of mKRAS (G 12 D)i resistant PDAC and synergy of NT 219 with MRTX 1133 . a MRTX 1133 - resistant PDAC clone was developed . Inhibition of m KRAS G 12 Di - sensitive (AsPC - 1 ) and resistant (AsPC 1 - MRTX 1133 - R) by NT 219 ( 2 D cell proliferation) shows 8 - fold lower IC 50 for the resistant cell line ( A ) . NT 219 is effective both as monotherapy and in combination with MRTX 1133 in colony formation assay of sensitive and resistant PDAC cell lines ( B ) . Synergistic effect (CI< 1 ) of NT 219 and MRTX 1133 was demonstrated in 2 D growth ( C ) and in spheroid 3 D growth ( D ) of HPAC PDAC cells .